CNA Chicago IL 60604-4107	Lawrence J. Boysen
June 11, 2015	Senior Vice President and Corporate Controller Telephone 312-822-5653 Facsimile 312-817-1755 Internet lawrence.boysen@cna.com
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	CNA Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 23, 2015 File No. 001-05823

VIA EDGAR FILING

Dear Mr. Rosenberg:

We acknowledge receipt of the letter of comment dated May 7, 2015 from the Commission (the “Comment Letter”) with regard to the above-referenced filing.

Our response to the Comment Letter is set forth below. For your convenience, the staff's comments have been repeated herein and are followed by our response. CNA Financial Corporation (CNAF) and its subsidiaries are referred to as “the Company,” “CNA,” “we,” “our” and “us.”

Notes to Consolidated Financial Statements
Note D. Fair Value, page 79

1.
You state that all classes of fixed maturity securities are valued using methodologies that model information generated by market transactions involving identical or comparable assets, as well as discounted cash flow methodologies. Please tell us:

•	For each class of fixed maturity securities, to what extent you use the market approach versus the income approach.

CNA Response:

As stated in Note D on page 79 of the Company’s 2014 Form 10-K filing,

“In general the Company seeks to price securities using third-party pricing services. Securities not priced by pricing services are submitted to independent brokers for valuation and, if those are not available, internally developed pricing models are used to value assets using methodologies and inputs the Company

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believes market participants would use to value the assets. Prices obtained from third-party pricing services or brokers are not adjusted by the Company.
The Company performs control procedures over information obtained from pricing services and brokers to ensure prices received represent a reasonable estimate of fair value and to confirm representations regarding whether inputs are observable or unobservable.

Third-party pricing services provide the fair value for substantially all the level 2 fixed maturity securities; however, the extent to which the pricing services utilize either the market or income approach is not explicitly provided to or transparent to CNA. Therefore, the Company performs control procedures over the fair value estimates obtained from pricing services and leveling to ensure the valuations represent a reasonable estimate of fair value and to confirm representations regarding the observability of the underlying inputs. As disclosed in the aforementioned Note D, the Company’s control procedures include:

◦	Periodic reviews of methodologies utilized by pricing services in varying scenarios in order to obtain an understanding as to how pricing services value securities.

◦	Back-testing to compare fair value estimates received from pricing services with actual market transactions executed on or near the measurement date.

◦	Exception reporting where changes in period-over-period fair values are reviewed and potentially challenged with the pricing services.

◦	In-depth analyses, where the Company performs independent reviews of the inputs and assumptions used to price individual securities.

◦	Pricing validation, where pricing services’ valuations are compared to prices independently estimated by the Company on a sample basis.

We understand the fair values provided by the third-party pricing services for each asset class of our level 2 fixed maturity securities as of December 31, 2014 were based on the following approaches in order of utilization:

◦	Market transactions for comparable assets or identical assets in an inactive market.

◦	Discounted cash flow methodology.

◦	A combination of both the market and discounted cash flow approaches when necessary.

In reviewing the third-party pricing valuations provided and as a result of the control procedures performed, the Company has determined the market approach for comparable securities or identical securities in an inactive market is the most prevalent approach utilized by the pricing services for each class disclosed. This valuation approach provides the best indication of fair value as of a given reporting date, after consideration of the timing of the transaction and the overall asset class liquidity. More specifically, for inactive securities, market and credit events occurring between the most recent market transaction and the fair value measurement date are contemplated by the pricing services. Examples may include changes in risk free interest rates used in credit spreads and the overall liquidity and trading volume for a particular asset class. Market transactions in even less liquid or thinly traded markets are evaluated to ensure the transaction price is representative of fair value. To a lesser extent, we understand the income approach is utilized by the pricing services. The combination of market transactions and discounted cash flow methodology may be used to confirm the fair values provided in those instances where a single approach is not considered sufficient.

The Company relies upon its control procedures noted above to ensure the integrity of the information provided by the pricing services using a sampling approach to ensure the prices represent a reasonable estimate of fair value and are appropriately leveled.

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•	Whether each input listed is used in both approaches for each class. If not, disaggregate those inputs used in the market approach from those used in the income approach for each class.

CNA Response:

The pricing inputs listed in our disclosure are considered in both the market and discounted cash flow (income) methodologies. The market transactions approach provides an observable result that implicitly utilizes information regarding interest rates, credit spreads and the other disclosed inputs. Under the discounted cash flow approach, similar inputs are individually identified and used to determine fair value.

•
Explain how valuing fixed maturity securities using methodologies generated by market transactions involving "identical" assets results in those securities being categorized in Level 2, rather than Level 1 of the fair value hierarchy.

CNA Response:

As stated in Note D on page 79 of the Company’s 2014 Form 10-K filing,

“The following fair value hierarchy is used in selecting inputs, with the highest priority given to Level 1, as these are the most transparent or reliable.

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are not observable.”

The volume of market activity is the key differentiating consideration in the categorization of our securities between Level 1 and Level 2. Fixed maturity security fair values based on market transactions involving “identical” assets are categorized in Level 2 when the market is not considered to be actively traded. Securities classified within Level 1 of the fair value hierarchy trade in highly liquid markets with sustained and active trading volume that supports market transactions being representative of fair value. Level 2 securities, conversely, trade in markets that include inconsistent levels of liquidity and trading volumes that often require a greater degree of estimation to determine the fair values.

2.
Your proposed disclosures appear to indicate that you are using more than one methodology to model information generated by market transactions and more than one discounted cash flow methodology. Please provide us a description of each of these methodologies.

CNA Response:

The Company is using only one methodology to model information generated by market transactions and only one methodology for the discounted cash flow approach. In future filings, beginning with our June 30, 2015 Form 10-Q, the Company will clarify its disclosure in this regard.

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3.
Provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your determination of "major security types" and "classes" of fixed maturity securities including what consideration you gave to disaggregating these securities by credit quality. In this regard, it appears that you have significant concentrations near or at non-investment grade quality as shown on page 45.

CNA Response:

The Company’s disaggregation of fixed maturity securities by “major security type” and “class” was determined after consideration of the nature, characteristics and risks of the fixed maturity investments we hold. We believe our current presentation is consistent with and complies with the criteria in ASC 320-10-50-1B and ASC 820-10-50-2B.

ASC 942-320-50-2, which provides additional guidance for applying the provisions of ASC 320-50-1 through 50-3, lists eight major security types for fixed maturity securities. We begin by incorporating these major security types into our disclosure and then consider whether any additional security types or characteristics should be further disaggregated as of a given reporting date.

ASC 320-10-50-1B states:

“Major security types shall be based on the nature and risks of the security. In determining whether disclosure for a particular security type is necessary and whether it is necessary to further separate a particular security type into greater detail, an entity shall consider all of the following:
a. (Shared) activity or business sector
b. Vintage
c. Geographic concentration
d. Credit quality
e. Economic characteristic.”

In addition, ASC 820-10-50-2B states in part that:

“A reporting entity shall determine appropriate classes of assets and liabilities on the basis of the following:
a. The nature, characteristics, and risks of the asset or liability
b. The level of the fair value hierarchy within which the fair value measurement is categorized.”

“Major Security Type” Analysis

The determination of the “major security types” and classes of fixed maturity securities is based on an analysis of the inherent factors and characteristics relevant to the investment portfolio holdings. The analysis below highlights the key considerations for corporate bonds, municipal bonds and residential mortgage backed securities, classes that represent approximately 91% of our fixed maturities holdings as of December 31, 2014.

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Corporate Bonds

Corporate bond investments are analyzed based on credit ratings and sector exposure to determine the appropriate level of disaggregation. The analysis below highlights the sector exposures and rating quality for the corporate bond portfolio. The fair value information presented is as of December 31, 2014:

Corporate Bonds
Industry Exposure

Industry Category	$	%	Average Rating
Banks	2,468	13%	A-
Energy	2,153	11%	BBB+
Consumer, Non-cyclical	2,108	11%	BBB+
Utilities	1,931	10%	BBB+
Industrial	1,675	9%	BBB+
Communications	1,552	8%	BBB
Consumer, Cyclical	1,545	8%	BBB
REITS	1,355	7%	BBB
Basic Materials	1,277	7%	BBB
Insurance	1,063	6%	BBB+
Diversified Financial Services	905	5%	A-
Technology	292	2%	BBB
Diversified	185	1%	BBB+
Real Estate	98	1%	BBB+
Savings&Loans	72	—%	A-
Other	210	1%	A-
	18,889		BBB+

As evidenced by this decomposition of the corporate bond holdings, we do not believe there is any individually significant sector or rating quality exposure that requires additional reporting disaggregation. Although diversification exists by industry category, the same methodology and nature of inputs would be used to value each. Vintage and geography, while considered for our corporate bonds, are not meaningful to our analysis.

Municipal Bonds

Municipal bond investments are primarily analyzed based on exposure to state or financing source to determine the appropriate level of disaggregation. The analysis below highlights the state and financing source for our municipal bond portfolio. The financing sources are fundamentally similar in that a governmental entity supports the payment of principal and interest to bondholders, but the underlying source of the repayment differs between special revenue bonds and state or local general obligation bonds. More specifically, the repayment of special revenue bonds relies upon a specified revenue generating entity associated with the purpose of the bonds while the repayment of general obligation bonds is supported with the taxes collected by the governmental entity. We consider these characteristics when purchasing or holding a municipal bond investment. Ratings are also included in the analysis to provide additional perspective on the municipal bond characteristics. The fair value information presented is as of December 31, 2014:

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Municipal Bond Exposure
State and Cash Flow Source
										Total
	CA	TX	NY	NJ	WA	PA	OH	FL	Other	$	%	Average Rating
Local GO	759	416	153	12	124	181	24	56	547	2,272	18%	AA
Transportation	190	542	321	181	8	216	203	66	134	1,861	15%	AA-
General	99	49	118	315	17	76	26	44	876	1,620	13%	AA-
Build America Bonds	15	69	419	46	76	37	168	53	728	1,611	13%	AA
State GO	193	157	101	1	179	46	45	72	452	1,246	10%	AA
Higher Education	178	50	40	72	0	17	53	6	302	718	6%	AA-
Water	49	281	98	0	92	0	0	17	160	697	5%	AA
Airport	78	120	0	5	0	0	0	70	240	513	4%	A+
Power	36	21	13	0	132	0	32	24	185	443	3%	AA-
Medical	136	0	8	0	0	0	14	50	206	414	3%	AA-
Utilities	17	152	91	0	13	0	0	62	46	381	3%	AA-
Education	0	46	8	28	0	50	0	6	71	209	2%	AA-
Other	158	2	75	21	2	7	8	29	453	755	5%	AA-
Total	1,908	1,905	1,445	681	643	630	573	555	4,400	12,740
	15%	15%	11%	5%	5%	5%	4%	4%	36%

Although this analysis of geography and revenue source exposures for municipal bonds highlights the diversity in the portfolio, the methodology and inputs are consistent for each type. We believe this analysis supports the appropriateness of the current extent of reporting. Vintage is not a determining factor in our analysis.

Structured Product Securities

The structured product securities include residential mortgage backed securities (RMBS), commercial mortgage backed securities and other asset backed securities. The RMBS securities represent the most significant portion of the structured product holdings and have been analyzed based on credit rating and vintage of the underlying collateral to determine the appropriate level of disaggregation. The fair value information presented is as of December 31, 2014:

RMBS by Rating
			Total
	Agency	Non-Agency	$	%
AAA	—	160	160	3%
AA	3,721	80	3,801	73%
A	—	152	152	3%
BBB	—	89	89	2%
Below Investment Grade	55	976	1,031	19%
	3,776	1,457	5,233

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RMBS by Vintage
			Total
	Agency	Non-Agency	$	%
2014	401	40	441	8%
2013	760	74	834	16%
2012	416	18	434	8%
2011	755	4	759	15%
2010	905	1	906	17%
2009 & Prior	539	1,320	1,859	36%
	3,776	1,457	5,233

This analysis of the ratings and vintage of our RMBS securities demonstrates that there is no significant concentration that warrants further disaggregation for reporting purposes. The commercial mortgage backed securities and asset backed securities are similar with regard to underlying factors, inputs and methodology and therefore we do not believe any further disaggregation is warranted. Industry and geographic factors are not meaningful to our analysis.

The Staff’s comment references “significant concentrations near or at non-investment grade quality” as shown on page 45 of Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 2014 Form 10-K filing. As disclosed on page 45, as of December 31, 2014, below investment grade securities (those rated below BBB) constituted only 7% of the aggregate fair value of our total fixed maturity securities. As of December 31, 2014, below investment grade securities primarily include corporate bonds and asset-backed securities.

The determination of fair value for all bond rating categories follows the same approach and methodology. There are no unique attributes associated with near or at non-investment grade bonds that distinguish them in the determination of fair value. Both the market and discounted cash flow methodology will use inputs appropriate for the quality rating of the security to appropriately capture the specific credit attributes of these securities. The overall fair value approach is consistent across quality ratings.

In times of significant market stress or other specific circumstances we have provided more in-depth disclosure such as credit ratings, vintage information for asset-backed securities and holdings of certain foreign government securities. We viewed those disclosures as relevant and appropriate as of that reporting date. As market conditions or circumstances change, the relevance of such disclosures changes and we update the information provided accordingly.

Based on the assessment above, we concluded that no further disaggregation of security type was necessary or meaningful at December 31, 2014. As required by the referenced guidance, at each reporting date we will consider whether any further disaggregation is warranted.

* * * * * * *

June 11, 2015

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call the undersigned at (312) 822-5653 or fax at (312) 817-1755.

Very truly yours,

/s/ Lawrence J. Boysen
Lawrence J. Boysen
Senior Vice President and Corporate Controller

Cc:	Lisa Vanjoske, Division of Corporation Finance Assistant Chief Accountant D. Craig Mense, Executive Vice President and Chief Financial Officer